Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

February 28, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
8.337% per annum Autocallable Yield Notes due February 28, 2018	February 23, 2017	F320
Buffered Accelerated Return Equity Securities due February 28, 2019	February 23, 2017	K779
Digital Buffered Notes due August 27, 2020	February 23, 2017	K780
Buffered Return Equity Securities due February 27, 2020	February 23, 2017	K784
Autocallable Securities due February 28, 2019	February 23, 2017	T960
Digital Plus Barrier Notes due February 26, 2021	February 23, 2017	T965
Absolute Return Digital Barrier Securities due February 28, 2022	February 23, 2017	T966
Accelerated Barrier Notes due February 28, 2022	February 23, 2017	T967
7.50% per annum Contingent Coupon Autocallable Yield Notes due May 29, 2018	February 23, 2017	U1913
6.50% per annum Contingent Coupon Autocallable Yield	February 23, 2017	U1914

Notes due May 29, 2018
6.25% per annum Contingent Coupon Callable Yield Notes due February 28, 2022	February 23, 2017	U1924
6.50% per annum Contingent Coupon Callable Yield Notes due February 28, 2022	February 23, 2017	U1930
Step-Up Contingent Coupon Callable Yield Notes due February 26, 2027	February 23, 2017	U1931
Step-Up Contingent Coupon Callable Yield Notes due February 26, 2027	February 23, 2017	U1933
9.20% per annum Contingent Coupon Callable Yield Notes due February 28, 2020	February 23, 2017	U1935
9.00% per annum Contingent Coupon Autocallable Yield Notes due February 28, 2019	February 23, 2017	U1938
6.60% Callable Daily Range Accrual Securities due August 28, 2024	February 24, 2017	U1942
Trigger Callable Contingent Yield Notes (daily coupon observation)	February 24, 2017	U1958
Trigger Autocallable Notes	February 24, 2017	U1970